Filed by Akzo Nobel N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: June 26, 2026

The following is a shareholder circular released by Akzo Nobel N.V on June 26, 2026:

Agenda and Shareholders' Circular of Akzo Nobel N.V.

relating to the proposed all-share merger of equals between Akzo Nobel N.V. and Axalta Coating Systems Ltd.

For the Extraordinary General Meeting of Akzo Nobel N.V., to be held in hybrid form from the AkzoNobel Center in Amsterdam on Wednesday, August 5, 2026, starting at 3:00 p.m. (CEST).

June 24, 2026

Contents	Page

1.	Letter to the Shareholders	3
2.	Agenda	4
3.	Shareholders' circular	5
4.	Recommendation by the AkzoNobel Boards	23
5.	Definitions	24
6.	Disclaimer and other important information	27

1.	Letter to the Shareholders

Dear Shareholder,

We are pleased to invite you to the Extraordinary General Meeting1 of Akzo Nobel N.V., to be held in hybrid form from the AkzoNobel Center in Amsterdam on Wednesday, August 5, 2026, starting at 3:00 p.m. (CEST), and to present the Agenda and Shareholders' Circular as contained in this document to you.

As announced on November 18, 2025, AkzoNobel and Axalta have entered into a definitive agreement to combine in an all-share merger of equals, creating a premier global coatings company. AkzoNobel will serve as a vehicle to the Merger and, as such, AkzoNobel will continue as the combined company.

The Merger brings together two coatings industry leaders with complementary portfolios of highly regarded brands to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders. As such, the Merger has compelling strategic and financial benefits. Further details on the Merger and related matters are contained in the Shareholders' Circular.

Under Dutch law, AkzoNobel is required to seek approval of the General Meeting for certain matters relating to the Merger. The Agenda and Shareholders' Circular are intended to ensure that you, as a shareholder of AkzoNobel, are adequately informed of facts and circumstances relevant to the resolutions proposed at the EGM.

As completion of the Merger is conditional on, amongst other requirements, the adoption of certain resolutions on the Agenda, passing such resolutions is imperative in allowing AkzoNobel to proceed with the Merger. Your vote is therefore very important to us. The AkzoNobel Boards consider the Merger to be in the best interests of AkzoNobel and its stakeholders, including its shareholders, as a whole and unanimously recommend and ask that you vote in favor of all resolutions proposed at the EGM.

You are advised to carefully read the Agenda and Shareholders' Circular, the information incorporated by reference herein and the other documents available on the EGM Webpage before making any decision.

All votes are important to us, and we would urge you to cast your vote.

We look forward to discussing the Merger with you during the EGM.

Yours sincerely,

Ben Noteboom	Grégoire Poux-Guillaume
Chair of the Supervisory Board	Chief Executive Officer and
Chair of the Board of Management

[1]	Capitalized terms used in this document have the meaning given to them in 'Chapter 5. Definitions' on page 24, unless the context requires otherwise. Words in the singular include the plural and vice versa.

2.	Agenda

Agenda for the Extraordinary General Meeting of Akzo Nobel N.V. to be held in hybrid form from the AkzoNobel Center in Amsterdam on Wednesday, August 5, 2026, starting at 3:00 p.m. (CEST)

1.         Opening

2.         Resolutions in connection to the Merger2

Merger Approval

2.a:	Approval of the Merger and all other actions contemplated by the Merger Agreement

MergeCo Articles of Association

2.b:	Amendment of the AkzoNobel Articles of Association in accordance with the MergeCo Articles of Association

Merger Consideration

2.c:	Authorization to issue shares and grant rights to subscribe for shares in connection with the Merger
2.d:	Authorization to restrict or exclude pre-emptive rights in connection with the Merger

MergeCo Board Composition

2.e:	Appointment of Mr. Grégoire Poux-Guillaume as Executive Director
2.f:	Appointment of Mr. Chris Villavarayan as Executive Director
2.g:	Appointment of Mr. Carl Anderson as Executive Director
2.h:	Appointment of Mr. Rakesh Sachdev as Non-Executive Director
2.i:	Appointment of Mr. Ben Noteboom as Non-Executive Director
2.j:	Appointment of Ms. Jaska de Bakker as Non-Executive Director
2.k:	Appointment of Ms. Jan Bertsch as Non-Executive Director
2.l:	Appointment of Mr. Wouter Kolk as Non-Executive Director
2.m:	Appointment of Mr. Kevin Stein as Non-Executive Director

Discharge members AkzoNobel Boards

2.n:	Discharge of the members of the AkzoNobel Board of Management
2.o:	Discharge of the members of the AkzoNobel Supervisory Board

MergeCo Remuneration Policy

2.p:	Adoption of the MergeCo Remuneration Policy

MergeCo Authorizations

2.q:	Authorization of the MergeCo Board to issue MergeCo Shares
2.r:	Authorization of the MergeCo Board to restrict or exclude pre-emptive rights
2.s:	Authorization of the MergeCo Board to acquire MergeCo Shares
2.t:	Cancellation of MergeCo Shares

3.         Closing

[2]	Each of agenda items 2.a through 2.t inclusive is a voting item. Unless expressly stipulated otherwise, each agenda item may be adopted by a simple majority of votes cast, without any quorum requirements having to be met.

3.	Shareholders' circular

MERGER APPROVAL

Agenda item 2.a | Approval of the Merger and all other actions contemplated by the Merger Agreement

Introduction

On November 18, 2025, AkzoNobel and Axalta announced that they had entered into a definitive agreement to combine in an all-share merger of equals. Pursuant to the Merger Agreement (as amended on May 27, 2026) the respective businesses of AkzoNobel and Axalta will combine under a single parent company. AkzoNobel will serve as the vehicle thereto, as further set out below.

Upon Completion MergeCo will have dual headquarters in Amsterdam, the Netherlands, and Philadelphia, Pennsylvania, the United States of America. Its corporate seat and tax residency will be in the Netherlands.

Please see below for a summary description of (i) the reasons for the Merger, (ii) the financial benefits and effects of the Merger, (iii) the key terms of the Merger and (iv) the risks related to the Merger. This information does not intend to provide an exhaustive overview of the terms of the Merger. The exact terms of the Merger may, within the limits of applicable law, be subject to change through a further amendment of the Merger Agreement or otherwise, after the date of this Shareholders' Circular.

Further information on the Merger is included in the registration statement on Form F-4, which was filed by AkzoNobel with the SEC on June 18, 2026 and subsequently declared effective by the SEC under the Securities Act of 1933, as amended, on June 23, 2026 (the "Form F-4") and an exemption document pursuant to article 1(5)(f) of Regulation (EU) 2017/1129, as amended, which was published on June 23, 2026, and which can both be found on AkzoNobel's corporate website www.akzonobel.com. You are advised to carefully read these documents.

Reasons for the Merger

The AkzoNobel Boards carefully evaluated the Merger Agreement and the transactions contemplated thereby and each unanimously approved the terms of, and the transactions contemplated by, the Merger Agreement and each unanimously resolved that the approval of AkzoNobel entering into the Merger and the other actions contemplated by the Merger Agreement (including the AkzoNobel transaction-related proposals) be submitted for approval by the General Meeting.

In the course of reaching its decision, the AkzoNobel Boards consulted with AkzoNobel’s management and its financial and legal advisors and considered a number of factors, including the following factors that weighed in favor of the Merger and the other actions contemplated by the Merger Agreement (not necessarily in order of relative importance):

(a)	MergeCo will become a global coatings leader with a balanced global presence spanning 160 countries, including 167 manufacturing sites worldwide;

(b)	the compelling industrial logic of combining the two companies, including enabling MergeCo to achieve enhanced cost leadership, operating resilience across economic cycles and improved scale, procurement leverage, manufacturing footprint optimization and selling, general and administrative efficiencies;

(c)	the Merger brings together two highly complementary portfolios, with AkzoNobel's diversified portfolio of market segments and Axalta's coatings portfolio weighted towards its performance coatings segment, to create a full spectrum offering of coatings solutions, with first-rate franchises across powder, aerospace, refinish, mobility, marine and protective, industrial coatings and decorative paints to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders;

(d)	the Merger brings together two leading research platforms in the coatings space, which is expected to accelerate high-value innovation with MergeCo having approximately USD 400 million combined annual research and development spend, 91 global research and development centers for local customer needs, approximately 4,200 research fellows, scientists and engineers, and approximately 3,200 granted and pending patent applications;

(e)	MergeCo is expected to have improved access to capital, including increased flexibility of capital allocations, providing MergeCo with opportunities for reinvestment in growth and shareholder returns, as further supported by strong free cash flow generation;

(f)	the Merger is structured as a "merger of equals" without a sale of control, and as a result, AkzoNobel Shareholders will own 55% of MergeCo on pro forma basis immediately after Completion, giving AkzoNobel Shareholders the ability to participate meaningfully in any potential future increases in the equity value of MergeCo, including the upside associated with any future revenue growth and the expected synergies resulting from the Merger;

(g)	the Pre-Completion Distribution, the declaration and payment of which is a condition to Completion that may only be waived by AkzoNobel;

(h)	that the Exchange Ratio and the amount of the Pre-Completion Distribution will not fluctuate in the event that the market price of the Axalta Common Shares increases relative to the market price of AkzoNobel Ordinary Shares between the date of the Merger Agreement and Completion;

(i)	the expected greater liquidity through a primary listing on the NYSE and the opportunity for inclusion in key S&P indices in the United States based on the implied market capitalization of MergeCo, as well as other factors;

(j)	that the MergeCo Board, management team and employees will benefit from the talent, expertise and best practices of each of AkzoNobel and Axalta;

(k)	that the MergeCo Board will be composed of 11 Directors, including four AkzoNobel designees, four Axalta designees and three jointly-designated, independent Directors, with the total composition of the MergeCo Board meeting the independence requirements under the NYSE independence rules and the Dutch Corporate Governance Code;

(l)	that the current CEO of AkzoNobel prior to Completion will serve as the CEO of MergeCo; and

(m)	the results of the due diligence review of Axalta and its business, operations, financial conditions, earnings and prospects conducted by and on behalf of AkzoNobel.

Financial benefits and effects of the Merger

MergeCo will have a strong balance sheet, with net leverage targeted to be 2.0x to 2.5x and a mutual commitment to hold an investment grade credit rating, expected revenue of approximately USD 17 billion with adjusted EBITDA of USD 3.3 billion and pro forma adjusted free cash flow of USD 1.5 billion.3,4,5

The Merger is expected to generate pre-tax run-rate synergies of approximately USD 600 million, with 90% of synergies expected to be achieved within the first three years following Completion.

As such, the Merger is expected to create a highly attractive financial profile featuring substantial cash flow generation.

Key terms of the Merger

Transaction structure and Merger Consideration

The Merger Agreement provides that, subject to and upon the terms and conditions set forth in the Merger Agreement and the applicable provisions of the laws of Bermuda, at the Effective Time, Merger Sub 1 will be merged with and into Axalta and the separate corporate existence of Merger Sub 1 will cease and Axalta will continue as the surviving company with its shares held by Merger Sub 2 and AkzoNobel. As such, at the Effective Time:

[3]	Includes approximately USD 600 million of run-rate synergies.

[4]	Calculated as reported free cash flow including post-tax synergies and excluding identified items.

[5]	Combined financial figures (i) do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies and (ii) represent the addition of each company’s as reported metrics inclusive of synergies where applicable.

(a)	Merger Sub 1 will no longer have a separate corporate existence and Axalta will continue as the surviving company;

(b)	each issued Axalta Common Share will be automatically converted into the right to receive 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel Ordinary Share, which will, at the Amendment Time, become MergeCo Shares (the "Exchange Ratio"), subject to applicable law and provided that an Axalta Shareholder who would as a result of this conversion be entitled to receive a fractional AkzoNobel Ordinary Share will receive a cash payment in lieu of the issuance of any such fractional shares (the "Merger Consideration"); and

(c)	AkzoNobel will have the relevant AkzoNobel Ordinary Shares issued against an in-kind contribution of all Axalta Common Shares held by the Axalta Shareholders.

Immediately following Completion and on a pro forma basis, the AkzoNobel Shareholders will hold approximately 55% of issued and outstanding MergeCo Shares and the Axalta Shareholders will hold the remaining approximately 45% of issued and outstanding MergeCo Shares.

Additionally, following Completion, Axalta will be merged with and into Merger Sub 2, a direct wholly-owned subsidiary of AkzoNobel incorporated under the laws of Bermuda, and the separate corporate existence of Axalta will cease and Merger Sub 2 will continue as the surviving company and remain a direct wholly-owned subsidiary of AkzoNobel.

NYSE listing and Euronext Amsterdam delisting

All AkzoNobel Ordinary Shares (following Completion, MergeCo Shares), including those to be issued in connection with the Merger, will be listed and admitted to trading on both the NYSE and Euronext Amsterdam. Following a period of dual listing, the MergeCo Shares will be delisted from Euronext Amsterdam and will continue to be listed only on the NYSE. It is anticipated that such delisting will occur approximately 12 months after Completion.

Pre-Completion Distribution

In connection with the Merger but prior to Completion, AkzoNobel will declare and pay a special cash dividend to the AkzoNobel Shareholders as an interim distribution (the "Pre-Completion Distribution") for an aggregate amount equal to EUR 2.5 billion minus the aggregate amount of any regular annual and interim dividends declared by AkzoNobel with record dates in 2026 prior to the record date of the Pre-Completion Distribution, subject to applicable law and any applicable withholding tax. Declaration and payment of the Pre-Completion Distribution is a condition to the Merger. However, pursuant to the terms of the Merger Agreement, AkzoNobel may – after consultation in good faith with Axalta and taking into account any reasonable comments that Axalta may have – decide not to make the Pre-Completion Distribution to the extent the AkzoNobel Boards determine in good faith (after consultation with their outside legal counsel and financial advisors) that a failure to waive the condition (either in whole or in part) would be inconsistent with the fiduciary duties of the AkzoNobel Boards under Dutch law. Further information on the Pre-Completion Distribution, including the record date and payment date, will be made available by AkzoNobel in due course.

MergeCo Governance

Upon Completion, MergeCo will have a one-tier board. As further described under the heading 'MERGECO BOARD COMPOSITION' below, the MergeCo Board will initially consist of two Executive Directors and nine Non-Executive Directors, of whom (i) four members have been designated by AkzoNobel, (ii) four members have been designated by Axalta, and (iii) three members will be jointly designated by AkzoNobel and Axalta.

Conditions to the Merger

The Merger is expected to become effective in late 2026 to early 2027. The obligations of each of AkzoNobel and Axalta to consummate the Merger are subject to the satisfaction of (or, to the extent permitted by applicable law, waiver by AkzoNobel or Axalta, as applicable), of, among other things, the following conditions:

(a)	applicable licenses, certificates, permits, approvals, clearances, consents, waivers, expirations or terminations of applicable waiting periods, authorizations, qualifications and orders of applicable regulatory authorities in relation to the Merger having been obtained, including (i) merger clearance filings in certain jurisdictions, including the European Union, United Kingdom and United States, (ii) a filing pursuant to Regulation (EU) 2022/2560 (the Foreign Subsidies Regulation) with the European Commission and (iii) foreign direct investment and foreign subsidy filings in certain jurisdictions;

(b)	(i) subject to certain materiality qualifiers, there not being a breach of the representations and warranties of AkzoNobel to the extent specified in the Merger Agreement and (ii) AkzoNobel, Merger Sub 1 and Merger Sub 2 having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by them under the Merger Agreement at or prior to Completion;

(c)	(i) subject to certain materiality qualifiers, there not being a breach of the representations and warranties of Axalta to the extent specified in the Merger Agreement and (ii) Axalta having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by it under the Merger Agreement at or prior to Completion;

(d)	the AkzoNobel Completion Resolutions having been validly adopted at the EGM and being in full force and effect;

(e)	the relevant Axalta completion proposal having been validly adopted at the Axalta special meeting and being in full force and effect;

(f)	no stop order suspending the effectiveness of the Form F-4 being in effect and no proceedings for such purposes being pending before the SEC;

(g)	AkzoNobel having made publicly available a prospectus regulation document in accordance with Regulation (EU) 2017/1129, as amended from time to time, as required in connection with the listing on Euronext Amsterdam of the AkzoNobel Ordinary Shares to be issued in the Merger;

(h)	AkzoNobel Ordinary Shares issuable in the Merger having been authorized for listing on the NYSE, subject only to official notice of issuance;

(i)	AkzoNobel having declared and paid the Pre-Completion Distribution;

(j)	(i) no stay or other order having been issued by any governmental authority of competent jurisdiction that remains in force and effect at Completion in an applicable jurisdiction, to the extent related to a competition law or foreign investment law or in any material business jurisdiction and (ii) no statute, rule, regulation or other applicable law of any governmental authority of competent jurisdiction having been enacted that remains in force and effect at Completion in an applicable jurisdiction, to the extent related to a competition law or foreign investment law or in a material business jurisdiction, which in any case, prohibits the consummation of the Merger, in whole or in part, in accordance with the Merger Agreement;

(k)	AkzoNobel not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at Completion;

(l)	Axalta not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at Completion;

(m)	between the date of the Merger Agreement and Completion, there not having occurred a material adverse effect in relation to AkzoNobel; and

(n)	between the date of the Merger Agreement and Completion, there not having occurred a material adverse effect in relation to Axalta.

Prior to Completion, to the extent permitted by applicable law, the merger conditions described under (b), (k) and (m) above may be waived by Axalta, the merger conditions described under (c), (l) and (n) above may be waived by AkzoNobel and the merger conditions described under (a), (d), (e), (f), (g), (h), (i) and (j) above may only be waived jointly by AkzoNobel and Axalta. The merger condition described under (i) above may be waived (either in whole or in part, and after consultation in good faith with Axalta and taking into account any reasonable comments that Axalta may have) solely by AkzoNobel, to the extent the AkzoNobel Boards determine in good faith (after consultation with their outside legal counsel and financial advisors) that a failure to waive the condition would be inconsistent with the fiduciary duties of the AkzoNobel Boards under Dutch law.

Risks related to the Merger

The AkzoNobel Boards also considered a variety of uncertainties, risks and other potentially negative factors concerning the Merger Agreement and the Merger in connection with its deliberations, including:

(a)	the difficulties and challenges inherent in completing the Merger and integrating the businesses, operations and workforce of two business enterprises of the size and scope of AkzoNobel and Axalta into a combined company that is cross-border in nature;

(b)	the risk that some or all of the expected benefits of the Merger may fail to materialize, may not occur within the time periods anticipated or involve additional costs to achieve;

(c)	the risk that the regulatory approvals required in connection with the Merger may not be received in a timely manner or at all, may impose unacceptable conditions or due to the nature of AkzoNobel’s obligations under the Merger Agreement, AkzoNobel may be required to divest certain assets or commit to certain limitations on its business;

(d)	the fact that not all of the conditions to Completion are within AkzoNobel's control;

(e)	the risk that AkzoNobel and Axalta shareholders do not approve the Merger;

(f)	the fact that AkzoNobel has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated, and that those costs may be greater than anticipated;

(g)	that the Exchange Ratio is fixed and, as such, the possibility that the AkzoNobel Shareholders could be adversely affected in the event that the market price of AkzoNobel Ordinary Shares increases relative to the market price of Axalta Common Shares between the date of the Merger Agreement and Completion;

(h)	the potential risk of diverting management and colleague attention and resources from the operation of AkzoNobel's business and towards Completion;

(i)	the risk that certain key employees of AkzoNobel may not choose to remain with MergeCo following Completion;

(j)	the risk that, despite the efforts of AkzoNobel and Axalta prior to the consummation of the Merger, MergeCo may lose its relationships with one or more significant customers, suppliers or other strategic partners;

(k)	that AkzoNobel would be required to pay to Axalta a termination payment of EUR 150 million in the event the Merger Agreement were to be terminated in certain circumstances, including if the AkzoNobel Board of Management and the AkzoNobel Supervisory Board were to change their recommendation supporting the Merger;

(l)	the ability of the Axalta Board, subject to certain conditions, to terminate the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;

(m)	the ability of the Axalta Board, subject to certain conditions, to change its recommendation supporting the Merger if the Axalta Board were to determine that failure to take such action would reasonably be expected to be inconsistent with the Axalta Board’s fiduciary duties to its shareholders under applicable laws;

(n)	the restrictions on the conduct of AkzoNobel's business during the period between entry into the Merger Agreement and Completion, while believed to be reasonable and not unduly burdensome, may delay or prevent AkzoNobel from undertaking business opportunities that may arise or other actions AkzoNobel would otherwise take with respect to the operations of the business prior to Completion;

(o)	the risks associated with becoming subject to United States securities laws, including associated costs, compliance and reporting requirements;

(p)	the risks associated with establishing MergeCo's primary (and in the future, sole) stock exchange listing in the United States on the NYSE and the risk that MergeCo may not be included in key indices in the United States; and

(q)	the risks of the type and nature described in the section 'RISK FACTORS' of the Form F-4 and the matters described under "Cautionary Statement Regarding Forward-Looking Statements" in the Form F-4.

Amendments and waivers

The Merger Agreement may be amended by AkzoNobel and Axalta at any time before or after the relevant resolutions having been adopted at the EGM and the special general meeting of Axalta, respectively. However, after the resolutions to approve the Merger at the EGM and the special general meeting of Axalta have been adopted, no amendment may be made that would require further approval by the General Meeting or Axalta's general meeting under applicable law, without obtaining such approval. The Merger Agreement was amended by a merger agreement amendment dated May 27, 2026.

At any time prior to the Effective Time, each of AkzoNobel and Axalta may (i) extend the period for compliance with the provisions of the Merger Agreement by the other party, (ii) waive certain conditions to the Merger, whereby certain conditions may be waived by AkzoNobel or Axalta individually (as applicable), while other conditions may only be waived jointly by AkzoNobel and Axalta (as described above), and (iii) waive compliance with the provisions of the Merger Agreement by the other party. However, after the resolutions to approve the Merger at the EGM and the special general meeting of Axalta have been adopted, no such extension or waiver may occur that would require further approval by the General Meeting or Axalta's general meeting under applicable law, without obtaining such approval.

AkzoNobel Fairness Opinions

The AkzoNobel Boards have obtained the written opinion from each of Morgan Stanley & Co. International plc and Lazard B.V. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley & Co. International plc or Lazard B.V., as applicable, as set forth therein, after giving effect to the Pre-Completion Distribution, the Exchange Ratio is fair, from a financial point of view, to AkzoNobel (the "AkzoNobel Fairness Opinions"). The AkzoNobel Fairness Opinions are made available as part of the EGM documents and can be found on the EGM Webpage.

Approval requested at the EGM

The Merger constitutes a significant transaction that requires approval by the General Meeting pursuant to Section 2:107a DCC and article 22.4 of the AkzoNobel Articles of Association. Accordingly, the AkzoNobel Boards propose and recommend that the General Meeting approves that AkzoNobel enters into the Merger and all other actions contemplated by the Merger Agreement.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set forth under this agenda item 2.a is a condition to the Merger becoming effective and may only be waived by AkzoNobel and Axalta jointly.

Recommendation of the AkzoNobel Boards

As further set out in Chapter 4 of this document, the AkzoNobel Boards unanimously support and recommend the Merger and ask that you vote in favor of all resolutions proposed at the EGM, including the resolution to approve the Merger and all actions contemplated by the Merger Agreement under this agenda item 2.a.

Foundation support

All 48 AkzoNobel Priority Shares are held by the Foundation. Concurrently with the entering into of the Merger Agreement, AkzoNobel and Axalta entered into the Stichting Support Agreement with the Foundation. In the Stichting Support Agreement, the Foundation irrevocably agreed, among other things, to vote all of the AkzoNobel Priority Shares in favor of all proposals included in the agenda of the EGM, including the proposal to approve the Merger and all actions contemplated by the Merger Agreement as set out in this agenda item 2.a.

Axalta Special General Meeting

On the same day as the EGM, Axalta will hold a special general meeting. At this meeting, the Axalta Shareholders will be asked to, among other things, approve and adopt the Merger Agreement, the Bermuda statutory merger agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Axalta Board has unanimously approved these agreements and transactions and has unanimously recommended its shareholders vote in favor of all proposals on the agenda of the Axalta special general meeting, including the proposal referred to in the preceding sentence.

MERGECO ARTICLES OF ASSOCIATION

Agenda item 2.b | Amendment of the AkzoNobel Articles of Association in accordance with the MergeCo Articles of Association

MergeCo Articles of Association

Proposed amendment of the AkzoNobel Articles of Association

In connection with the implementation of the Merger, it is proposed to amend the AkzoNobel Articles of Association in accordance with the MergeCo Articles of Association. This amendment serves to, among other things, implement MergeCo's governance and (ii) amend MergeCo's capital structure to only comprise MergeCo Shares.

The verbatim text of the MergeCo Articles of Association is available in both Dutch and English on the EGM Webpage and, until the end of the EGM, at AkzoNobel’s offices in Amsterdam, the Netherlands, for inspection by each AkzoNobel Shareholder and each other person entitled to attend the EGM, where a copy can also be obtained free of charge.

Virtual General Meeting Protocol

On June 2, 2026, the Dutch Senate adopted a bill allowing Dutch companies and associations to hold general meetings accessible only via electronic means of communication (i.e, virtual form only), subject to certain limitations (the "Digital General Meeting Bill"). The Digital General Meeting Bill has not yet entered into effect.

In view of the Digital General Meeting Bill, the proposed MergeCo Articles of Association provide that, to the extent permitted by applicable law and in those circumstances as set out in a protocol as adopted by the MergeCo Board (the "Virtual General Meeting Protocol"), the MergeCo Board may determine that a MergeCo General Meeting is only accessible via electronic means of communication (i.e., virtual form only). The Virtual General Meeting Protocol, specifying the circumstances in which a virtual general meeting may be held, is made available as part of the EGM documents and can be found on the EGM Webpage.

AkzoNobel Priority Shares and Foundation support

By and through the amendment of the AkzoNobel Articles of Association as proposed, all AkzoNobel Priority Shares will be converted into MergeCo Shares and all rights that accrue to the Foundation as sole holder of the AkzoNobel Priority Shares will lapse. With effect as of the Amendment Time, the Foundation will transfer the converted AkzoNobel Priority Shares to MergeCo for no consideration. Consequently, as of the Amendment Time, MergeCo will hold all former AkzoNobel Priority Shares in treasury as MergeCo Shares.

In accordance with the Stichting Support Agreement and articles 57.4 and 57.6 of the AkzoNobel Articles of Association, the Foundation, in its capacity as sole holder of the AkzoNobel Priority Shares and thus solely constituting the entire meeting of holders of AkzoNobel Priority Shares, has approved the proposed amendment of the AkzoNobel Articles of Association under this agenda item 2.b (including the conversion of the AkzoNobel Priority Shares into MergeCo Shares and the lapse of all rights that accrue to the Foundation as sole holder of the AkzoNobel Priority Shares).

Authorization to execute the deed of amendment of the AkzoNobel Articles of Association

This agenda item 2.b also includes the proposal to authorize each member of the AkzoNobel Board of Management as well as each lawyer, (candidate) civil law notary and paralegal practicing with De Brauw Blackstone Westbroek N.V. to execute the notarial deed of amendment of the AkzoNobel Articles of Association.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set forth under this agenda item 2.b is a condition to the Merger becoming effective and may only be waived by AkzoNobel and Axalta jointly.

MERGER CONSIDERATION

As further described under agenda item 2.a and subject to applicable law, at the Effective Time, each issued Axalta Common Share will be automatically converted into the right to receive the Merger Consideration, being 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel Ordinary Share (following the Amendment Time referred to as MergeCo Shares) per Axalta Common Share, subject to the provisions of the Merger Agreement with respect to cash in lieu of any fractional shares.

Furthermore, each Axalta stock option that is outstanding immediately prior to the Effective Time, whether vested or unvested, that is held by a current Axalta service provider immediately prior to the Effective Time will convert into a MergeCo stock option with respect to a number of MergeCo Shares (rounded down to the nearest whole share) equal to the product of (i) the number of Axalta Common Shares subject to such Axalta stock option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Axalta stock option immediately prior to the Effective Time divided by (B) the exchange ratio. Each Axalta assumed stock option will be subject to the same terms and conditions (including with respect to vesting) that applied to the corresponding Axalta stock option award immediately prior to the Effective Time.

Each Axalta stock option that is outstanding immediately prior to the Effective Time, whether vested or unvested, that is held by a former Axalta service provider immediately prior to the Effective Time will convert into the right to receive a number of MergeCo Shares equal to the product of (i) the number of Axalta Common Shares subject to such stock option immediately prior to the Effective Time, less the number of shares with a value equal to the aggregate exercise price of such stock option, and (ii) the Exchange Ratio, with any Axalta stock option that has a per share exercise price that is equal to or greater than the closing price of an Axalta Common Share on the trading day immediately preceding the Effective Time cancelled without consideration.

Each Axalta RSU and each Axalta PSU that is outstanding immediately prior to the Effective Time, other than a Terminating Axalta RSU or Terminating Axalta PSU, will convert into an award of MergeCo restricted stock units (each, an "RSU conversion award") with respect to a number of MergeCo Shares equal to the product of (i) the number of Axalta Common Shares subject to such Axalta RSU or Axalta PSU immediately prior to the Effective Time and (ii) the Exchange Ratio, with the same terms and conditions that applied to such Axalta RSU or Axalta PSU immediately prior to the Effective Time (including with respect to vesting); provided that, (A) if any fractional MergeCo Shares would result from such conversion, the holder of such award will receive a cash payment, calculated in the same manner as for shareholders of Axalta who receive cash in lieu of fractional shares and (B) in the case of each Axalta PSU, the number of Axalta Common Shares subject to such award immediately prior to the Effective Time will be based on the greater of target and actual performance through the effective time and the corresponding RSU conversion award will no longer be subject to any performance-based vesting conditions.

Each Terminating Axalta RSU or each Terminating Axalta PSU, in each case, that is outstanding immediately prior to the Effective Time will be converted into the right to receive the number of MergeCo Shares that corresponds to the number of Axalta Common Shares subject to such award immediately prior to the effective time; provided that, in the case of each Terminating Axalta PSU, the number of Axalta Common Shares subject to such award immediately prior to the Effective Time will be determined based on (A) in the case of awards held by former service providers for which the performance period has not yet been completed, the greater of target and actual performance through the Effective Time, and (B) in the case of awards for which the performance period has been completed, actual performance.

The AkzoNobel Ordinary Shares to be issued and the rights to subscribe for AkzoNobel Ordinary Shares (following the Amendment Time: MergeCo Shares) to be granted, each at the Effective Time, in connection with the treatment of any stock options, restricted stock unit awards and time-vesting restricted stock unit awards granted by Axalta and outstanding as of immediately prior to the Effective Time, are referred to as the "Axalta Equity Awards Consideration".

As the exact number of AkzoNobel Ordinary Shares to be issued at and immediately following the Effective Time and the exact number of rights to subscribe for AkzoNobel Ordinary Shares to be granted at the Effective Time are not yet known at the time of the EGM, the next two agenda items seek to authorize the AkzoNobel Board of Management to issue the required number of AkzoNobel Ordinary Shares and grant the required rights to subscribe for AkzoNobel Ordinary Shares and to restrict or exclude any related pre-emptive rights of shareholders, enabling AkzoNobel to deliver the Merger Consideration and the Axalta Equity Awards Consideration, subject to applicable law.

Agenda item 2.c | Authorization to issue shares and grant rights to subscribe for shares in connection with the Merger

It is proposed to authorize the AkzoNobel Board of Management, subject to the approval of the AkzoNobel Supervisory Board, (or the MergeCo Board, as applicable) (i) to issue AkzoNobel Ordinary Shares and (ii) grant rights to subscribe for AkzoNobel Ordinary Shares (following the Amendment Time: MergeCo Shares) up to a maximum, in the aggregate, of such number of AkzoNobel Ordinary Shares (or MergeCo Shares, as applicable) or rights to subscribe for such shares as is permissible under AkzoNobel's (or MergeCo's, as applicable) authorized share capital at the time of the issuance and/or grant of subscription rights, as applicable, provided that this authorization:

(a)	may only be used to issue or grant rights to subscribe for, as the case may be, such number of AkzoNobel Ordinary Shares (following the Amendment Time: MergeCo Shares) as required to satisfy the Merger Consideration, including in respect of Axalta Common Shares whose holders due to applicable law do not receive the Merger Consideration, and to satisfy the Axalta Equity Awards Consideration, in each case provided that the AkzoNobel Board of Management, subject to the approval of the AkzoNobel Supervisory Board (or the MergeCo Board, as applicable) shall have discretion to determine such number of shares;

(b)	will only be valid for a period of five years (the maximum permitted under Dutch law), as from the date of the EGM; and

(c)	will not impair on any other authorization to issue AkzoNobel Ordinary Shares (or MergeCo Shares, as applicable) and/or grant rights to subscribe for AkzoNobel Ordinary Shares (or MergeCo Shares, as applicable) as granted, or may be granted, to the AkzoNobel Board of Management.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set forth under this agenda item 2.c is a condition to the Merger becoming effective and may only be waived by AkzoNobel and Axalta jointly.

Agenda item 2.d | Authorization to restrict or exclude pre-emptive rights in connection with the Merger

It is proposed to authorize the AkzoNobel Board of Management (or the MergeCo Board, as applicable) to, if and to the extent applicable, restrict or exclude pre-emptive rights in relation to the issuance of any AkzoNobel Ordinary Shares or the grant of any rights to subscribe for AkzoNobel Ordinary Shares (following the Amendment Time: MergeCo Shares) by the AkzoNobel Board of Management (or the MergeCo Board, as applicable) under the authorization referred to under agenda item 2.c.

If less than one half of AkzoNobel's issued share capital is present or represented at the EGM, the adoption of the resolution under this agenda item 2.d requires a two-thirds majority of the votes cast.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set forth under this agenda item 2.d is a condition to the Merger becoming effective and may only be waived by AkzoNobel and Axalta jointly.

MERGECO BOARD COMPOSITION

Board Nominees

AkzoNobel and Axalta have agreed in the Merger Agreement that as of the Amendment Time, MergeCo will have a one-tier board comprising two Executive Directors and nine Non-Executive Directors, nominated as follows:

(a)	one Executive Director and three Non-Executive Directors designated by AkzoNobel, with the Executive Director to be designated as CEO and one of the Non-Executive Directors to be designated as Vice-Chair of the MergeCo Board (each an "AkzoNobel Nominee");

(b)	one Executive Director and three Non-Executive Directors designated by Axalta, with the Executive Director to be designated as Deputy-CEO or CFO and one of the Non-Executive Directors to be designated as Chair of the MergeCo Board (each an "Axalta Nominee"); and

(c)	three Non-Executive Directors designated by Axalta and AkzoNobel acting jointly (each a "Joint Nominee"), and who shall be independent from AkzoNobel and Axalta as determined in accordance with the standards of the NYSE and the Dutch Corporate Governance Code. These Joint Nominees may be jointly designated by AkzoNobel and Axalta after the date of the first publication of the materials for the EGM or the Axalta special general meeting, but before the Effective Time. To the extent any Joint Nominees are jointly designated after the date of the first publication of the materials for the EGM or the Axalta special general meeting, AkzoNobel shall, following mutual agreement between AkzoNobel and Axalta, acting in good faith, cause such Joint Nominees to be appointed either (i) as temporary replacements of Non-Executive Directors pursuant to the directors' inability to act and vacancies (belet and ontstentenis) arrangements in the MergeCo Articles of Association, effective as of immediately after the Amendment Time and until their appointment as Non-Executive Directors by the general meeting of MergeCo following the Amendment Time has become effective, or (ii) as members of the MergeCo Board in any subsequent general meeting of AkzoNobel to be held prior to the Effective Time.

Furthermore, AkzoNobel and Axalta have agreed in the Merger Agreement that, subject to the exception described in the next two sentences, each MergeCo Director appointed at this EGM will be appointed for a period commencing at the Amendment Time and ending at the close of the first annual general meeting of MergeCo held after the third anniversary of Completion (the "Three-Year Term"). The Executive Director designated by Axalta will however be appointed for a period ending six months following Completion. Upon expiry of the term (or earlier resignation) of such Executive Director, he will be succeeded by the individual at that time serving as CFO of MergeCo. That individual will be nominated for appointment as Executive Director for the remainder of the Three-Year Term at this EGM.

Proposed appointments

Pursuant to the Stichting Support Agreement, the Foundation has irrevocably waived its right to draw up a binding list of nominees in respect of the appointment of the members of the MergeCo Board. Consequently, the AkzoNobel Supervisory Board has made a non-binding nomination for the appointment of each individual proposed under agenda items 2.e through 2.m.

All individuals nominated for appointment under these agenda items (i) are suitable for appointment under applicable law (including overboarding rules and gender balance requirements), (ii) meet the criteria for serving on the MergeCo Board, and (iii) bring significant and relevant perspectives, expertise, experience and integrity essential to MergeCo as a leading multinational coatings company. Furthermore, the persons nominated for appointment that are currently on the AkzoNobel Boards are believed to have each demonstrated commitment to their respective roles within AkzoNobel and to have performed their duties effectively.

Subject to appointment of the MergeCo Directors under agenda items 2.e through 2.m, the composition of the MergeCo Board will satisfy the independence standards under the NYSE independence rules and the Dutch Corporate Governance Code.

More information on the individuals nominated for appointment to the MergeCo Board is included below. Further information on the nominees as well as on the duties and powers of the MergeCo Board can also be found in the Form F-4.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolutions set forth under agenda items 2.e, 2.f and 2.h through 2.m is a condition to the Merger becoming effective and may only be waived by AkzoNobel and Axalta jointly.

The Joint Nominees have not yet been designated by AkzoNobel and Axalta. In accordance with the Merger Agreement and following mutual agreement between AkzoNobel and Axalta, AkzoNobel will cause such Joint Nominees to be appointed either (i) as temporary replacements of Non-Executive Directors pursuant to the directors' inability to act and vacancies (belet and ontstentenis) arrangements in the MergeCo Articles of Association, effective as of immediately after the Amendment Time and until their appointment as Non-Executive Directors by the general meeting of MergeCo following the Amendment Time has become effective, or (ii) as members of the MergeCo Board in any subsequent general meeting of AkzoNobel to be held prior to the Effective Time.

Resignation of the members of the AkzoNobel Boards

All members of the AkzoNobel Board of Management and AkzoNobel Supervisory Board in office at the Amendment Time and who are not proposed for appointment to the MergeCo Board under agenda items 2.e through 2.m will irrevocably resign from the AkzoNobel Board of Management or AkzoNobel Supervisory Board, as applicable, with effect from the Amendment Time.

Agenda item 2.e | Appointment of Mr. Grégoire Poux-Guillaume as Executive Director

Mr. Grégoire Poux-Guillaume has been nominated for appointment as Executive Director of MergeCo for the Three-Year Term. It is envisaged that Mr. Poux-Guillaume will be designated as the CEO of MergeCo as soon as practicable after the Amendment Time. Mr. Poux-Guillaume is an AkzoNobel Nominee.

The personal details of Mr. Poux-Guillaume are as follows:

Name:	Grégoire Poux-Guillaume
Age:	56
Nationality:	French
Current position:	CEO of AkzoNobel; Chair of the AkzoNobel Board of Management
Previous positions:	Chair of the board of directors of medmix Ltd.; CEO of Sulzer; CEO of General Electric Grid Solutions; Executive Vice-President of Alstom Group; President and CEO of Alstom Grid; Senior Managing Director of CVC Capital Partners
Other (board) positions:	Member of the Board of Directors of Stichting France-Nederland Cultuurfonds; member of the American Coatings Association
Motivation:	Mr. Poux-Guillaume is an international industrial business leader with approximately 30 years of experience. He has a distinguished track record of building successful, profitable businesses in challenging environments, accelerating business growth and improving margins.

An overview outlining the main elements of the agreement between MergeCo and Mr. Poux-Guillaume, as that agreement will read with effect as of the Amendment Time, is available on the EGM Webpage, as part of the meeting documents for the EGM.

Agenda item 2.f | Appointment of Mr. Chris Villavarayan as Executive Director

Mr. Chris Villavarayan has been nominated for appointment as Executive Director of MergeCo for a term commencing at the Amendment Time and ending on the date on which six months have lapsed as from Completion, at which latter date Mr. Villavarayan shall cease to hold office as Executive Director. It is envisaged that Mr. Villavarayan will be designated as the Deputy CEO of MergeCo as soon as practicable after the Amendment Time. Mr. Villavarayan is an Axalta Nominee.

The personal details of Mr. Villavarayan are as follows:

Name:	Chris Villavarayan
Age:	56
Nationality:	American
Current position:	CEO and President of Axalta; member of the Board of Directors of Axalta
Previous positions:	CEO and President of Meritor Inc.; Executive Vice-President and COO of Meritor Inc.; Senior Vice-President and President – Global Truck of Meritor Inc.; President-Americas of Meritor Inc.
Other (board) positions:	Director on the Board of Franklin Electric Co. Inc. and of Focus: HOPE
Motivation:	Mr. Villavarayan held many positions of increasing responsibility over the course of his 22 years at Meritor and has extensive international experience as well as experience executing and integrating accretive acquisitions and leading teams to drive transformational change that created shareholder value.

An overview outlining the main elements of the agreement between a MergeCo subsidiary and Mr. Villavarayan, as that agreement will read with effect as of the Amendment Time, is available on the EGM Webpage, as part of the meeting documents for the EGM.

Agenda item 2.g | Appointment of Mr. Carl Anderson as Executive Director

Mr. Carl Anderson has been nominated for appointment as Executive Director of MergeCo for a term commencing on the date on which six months have lapsed as from Completion (or such earlier date as Mr. Villavarayan ceases to be an Executive Director of MergeCo) and ending at the close of the first annual general meeting of MergeCo held after the third anniversary of Completion. It is envisaged that Mr. Anderson will be designated as the CFO of MergeCo as soon as practicable after the Amendment Time and his appointment as Executive Director of MergeCo is subject to Mr. Anderson still being in function as CFO at the start of the term referred to in the preceding sentence. Mr. Anderson is an Axalta Nominee.

The personal details of Mr. Anderson are as follows:

Name:	Carl Anderson
Age:	56
Nationality:	American
Current position:	Senior Vice-President and CFO of Axalta
Previous positions:	CFO of XPO, Inc; Senior Vice-President and CFO of Meritor Inc.; various other roles at Meritor Inc., including Group Vice-President (Finance) and Treasurer; treasury and financial planning roles at General Motors Acceptance Corporation
Other (board) positions:	None
Motivation:	Mr. Anderson held many treasury, financial (planning) and risk management roles during his career and thus has vast and relevant experience in this field.

An overview outlining the main elements of the agreement between a MergeCo subsidiary and Mr. Anderson, as that agreement will read with effect as of the moment Mr. Anderson's appointment as Executive Director becomes effective, is available on the EGM Webpage, as part of the meeting documents for the EGM.

Agenda item 2.h | Appointment of Mr. Rakesh Sachdev as Non-Executive Director

Mr. Rakesh Sachdev has been nominated for appointment as Non-Executive Director of MergeCo for the Three-Year Term. It is envisaged that Mr. Sachdev will be designated as the Chair of the MergeCo Board as soon as practicable after the Amendment Time. Mr. Sachdev is an Axalta Nominee.

The personal details of Mr. Sachdev are as follows:

Name:	Rakesh Sachdev
Age:	70
Nationality:	American
Current position:	Independent director of Axalta; Chair of the Axalta Board
Previous positions:	Interim CEO of Axalta; CEO of Platform Specialty Products Corporation; President and CEO of Sigma-Aldrich Corporation; executive positions at Meritor Inc.; executive positions at Cummins
Other (board) positions:	Chairman of the Board of Regal Rexnord Corporation; board member of Edgewell Personal Care Company; board member of Herc Holdings; senior advisor at New Mountain Capital
Motivation:	Mr. Sachdev has deep experience in the chemical, industrial and life sciences industries and brings significant global expertise in strategy, finance, operations and M&A.
Shareholding:	Mr. Sachdev holds 146,827 Axalta Common Shares

Agenda item 2.i | Appointment of Mr. Ben Noteboom as Non-Executive Director

Mr. Ben Noteboom has been nominated for appointment as Non-Executive Director of MergeCo for the Three-Year Term. It is envisaged that Mr. Noteboom will be designated as the Vice-Chair of the MergeCo Board as soon as practicable after the Amendment Time. Mr. Noteboom is an AkzoNobel Nominee.

The personal details of Mr. Noteboom are as follows:

Name:	Ben Noteboom
Age:	67
Nationality:	Dutch
Current position:	Chair of the AkzoNobel Supervisory Board
Previous positions:	Member of the Supervisory Boards of Aegon N.V., Wolters Kluwer N.V. and Koninklijke Ahold Delhaize N.V.; CEO and chair of the Board of Management of Randstad; various management positions at Dow Chemicals
Other (board) positions:	Chair of the Supervisory Board of Koninklijke Vopak N.V.; Vice-Chair of the Supervisory Board of Koninklijke KPN N.V.; Member of the board of Stichting Preferente Aandelen Heijmans
Motivation:	Mr. Noteboom has a proven track record and his contribution in previous senior executive roles and his non-executive board experience illustrate his strong credentials in the areas of business strategy and shareholder relations.
Shareholding:	Mr. Noteboom holds 2,300 AkzoNobel Ordinary Shares

Agenda item 2.j | Appointment of Ms. Jaska de Bakker as Non-Executive Director

Ms. Jaska de Bakker has been nominated for appointment as Non-Executive Director of MergeCo for the Three-Year Term. Ms. De Bakker is an AkzoNobel Nominee.

The personal details of Ms. De Bakker are as follows:

Name:	Jaska de Bakker
Age:	55
Nationality:	Dutch
Current position:	Member of the AkzoNobel Supervisory Board
Previous positions:	Member of the Supervisory Board of Redcare Pharmacy N.V.; CFO of Koninklijke Friesland Campina N.V.; CFO of Koninklijke Haskoning Groep B.V.
Other (board) positions:	Member of the Board of Directors of Prysmian S.p.A; member of the Board of Directors Nobian Coöperatief U.A.; member of the Supervisory Board of Stichting The Ocean Cleanup

Motivation:	Ms. De Bakker is a proven financial leader with extensive experience in strategy, governance and ESG (environmental, social and governance).
Shareholding:	Ms. De Bakker holds 0 AkzoNobel Ordinary Shares

Agenda item 2.k | Appointment of Ms. Jan Bertsch as Non-Executive Director

Ms. Jan Bertsch has been nominated for appointment as Non-Executive Director of MergeCo for the Three-Year Term. Ms. Bertsch is an Axalta Nominee.

The personal details of Ms. Bertsch are as follows:

Name:	Jan Bertsch
Age:	69
Nationality:	American
Current position:	Independent director of Axalta
Previous positions:	Member of the board of directors of Meritor, Inc; various executive positions at Owens-Illinois, Inc (now O-I Glass) and Sigma-Aldrich Corporation; various finance and IT leadership roles at BorgWarner, Chrysler, Visteon Corp. and Ford Motor Company; member of the Cisco Board of Advisors; member of the Microsoft Advisory Board; member of the CIO Executive Board
Other (board) positions:	Independent chair of the board of directors of BWX Technologies, Inc.; member of the board of directors of Regal Rexnord Corporation
Motivation:	Ms. Bertsch has a strong track record of value creation and asset optimization, with deep financial and information technology expertise and global perspective.
Shareholding:	Ms. Bertsch holds 21,074 Axalta Common Shares

Agenda item 2.l | Appointment of Mr. Wouter Kolk as Non-Executive Director

Mr. Wouter Kolk has been nominated for appointment as Non-Executive Director of MergeCo for the Three-Year Term. Mr. Kolk is an AkzoNobel Nominee.

The personal details of Mr. Kolk are as follows:

Name:	Wouter Kolk
Age:	60
Nationality:	Dutch
Current position:	Member of the AkzoNobel Supervisory Board
Previous positions:	Member of the management board of Koninklijke Ahold Delhaize N.V.; CEO of Ahold Delhaize Europe & Indonesia; various other roles at Ahold Delhaize; CEO of WE Europe B.V.
Other (board) positions:	Member of the Supervisory Boards of WE Fashion B.V. and Goedhart Brood & Specialiteiten B.V.; senior advisor to McKinsey Company, Inc.
Motivation:	With more than 30 years of experience in commercial, operational, supply chain, strategic and general management roles, Mr. Kolk brings a wealth of knowledge in different geographies and businesses.
Shareholding:	Mr. Kolk holds 0 AkzoNobel Ordinary Shares

Agenda item 2.m | Appointment of Mr. Kevin Stein as Non-Executive Director

Mr. Kevin Stein has been nominated for appointment as Non-Executive Director of MergeCo for the Three-Year Term. Mr. Stein is an Axalta Nominee.

The personal details of Mr. Stein are as follows:

Name:	Kevin Stein
Age:	60
Nationality:	American
Current position:	Independent director of Axalta
Previous positions:	President and CEO of TransDigm Group Incorporated; member of the Board of Directors of TransDigm; various other roles at TransDigm; variety of senior leadership roles at Precision Castparts Corporation (now a division of Berkshire Hathaway); division president of Cooper Industries; division president of Tyco Electronics/Raychem Corporation
Other (board) positions:	None
Motivation:	Mr. Stein has more than 30 years of progressive leadership experience and has driven significant shareholder value creation. He has a global perspective and deep manufacturing experience.
Shareholding:	Mr. Stein holds 50,950 Axalta Common Shares

DISCHARGE MEMBERS AKZONOBEL BOARDS

Agenda item 2.n | Discharge of the members of the AkzoNobel Board of Management

In connection with the Merger, it is proposed to, subject to the Amendment Time occurring, grant all members of the AkzoNobel Board of Management who have been in office in the period from January 1, 2026, until the Amendment Time, full and final discharge from liability for their acts of management up to the moment immediately prior to the Amendment Time, to the extent permitted under applicable law.

Agenda item 2.o | Discharge of the members of the AkzoNobel Supervisory Board

In connection with the Merger, it is proposed, subject to the Amendment Time occurring, to grant all members of the AkzoNobel Supervisory Board who have been in office from January 1, 2026, until the Amendment Time, full and final discharge from liability for their acts of supervision up to the moment immediately prior to the Amendment Time, to the extent permitted under applicable law.

MERGECO REMUNERATION POLICY

Agenda item 2.p | Adoption of the MergeCo Remuneration Policy

Pursuant to Dutch law and the MergeCo Articles of Association, MergeCo must have a remuneration policy in respect of the remuneration of the Executive Directors and Non-Executive Directors. The remuneration policy, whether or not combined for Executive Directors and Non-Executive Directors, is adopted by the General Meeting.

In connection with the Merger, AkzoNobel and Axalta have prepared a combined remuneration policy for the MergeCo Board (the "MergeCo Remuneration Policy"). Independent compensation consultants Mercer and Pearl Meyer have assisted in the preparation of the MergeCo Remuneration Policy.

The MergeCo Remuneration Policy sets out the framework within which the MergeCo Board may grant remuneration to, and determine the other terms of service of, the MergeCo Directors.

The objective of the MergeCo Remuneration Policy is to establish a market-competitive remuneration and benefits framework that enables MergeCo to attract, retain and motivate MergeCo Directors who possess the essential leadership qualities, skills and experience to drive exceptional business performance and promote the sustainable success of MergeCo and its business. It promotes the achievement of MergeCo's strategic short and long-term performance objectives, contributing to MergeCo's sustainable long-term value creation. The MergeCo Remuneration Policy also addresses the practical imperative of establishing, from Completion, a remuneration framework that supports leadership continuity and effective governance. In particular, it provides an appropriate basis for the remuneration of Executive Directors and Non-Executive Directors transitioning to the MergeCo Board from materially different remuneration arrangements at AkzoNobel and Axalta.

To ensure that MergeCo's remuneration framework is competitive and aligned with market standards, a labour market peer group has been selected on the basis of four guiding criteria: (i) industry peers, (ii) broader sector relevance, (iii) geographic balance, and (iv) comparable company size. Approximately 70% of the peer group is derived from the existing AkzoNobel and Axalta benchmarks, thereby preserving consistency with the pre-Merger benchmarking practices of both companies. In light of MergeCo's intended transition to a single listing on the NYSE, due regard has also been given to the dynamics of the United States executive talent market. At the same time, the MergeCo Remuneration Policy has been developed with due regard to the governance standards and rules applicable to MergeCo as a Dutch public limited liability company (naamloze vennootschap).

The policy establishes a fair, responsible, and transparent remuneration framework and discourages MergeCo Directors from acting in their personal interest or engaging in risk taking that is inconsistent with MergeCo's strategic objectives and corresponding risk appetite.

The MergeCo Remuneration Policy is made available on the EGM Webpage, as part of the meeting documents for the EGM. The preamble of the proposed MergeCo Remuneration Policy sets out the rationale and decision-making process underlying the MergeCo Remuneration Policy in more detail. In addition, a letter from the Chair of the Remuneration Committee and a slide deck providing further information concerning the proposed MergeCo Remuneration Policy are made available on the EGM Webpage.

The resolution of the General Meeting to adopt the MergeCo Remuneration Policy requires a majority of at least 75% of the votes cast at the EGM. This proposal includes the approval of the grant of share-based remuneration within the meaning of Section 2:135(5) DCC.

MERGECO AUTHORIZATIONS

Annual authorizations

Annually, at the AkzoNobel annual general meeting, it is proposed to resolve upon, in short and in each case subject to certain limitations,

(a)	the authorization of the AkzoNobel Board of Management, subject to the approval of the AkzoNobel Supervisory Board, to (i) issue AkzoNobel Ordinary Shares and AkzoNobel Preferred Shares and grant subscription rights to such shares, (ii) restrict or exclude pre-emptive rights with respect to shares issued and subscription rights granted in conformity with (i), and (iii) acquire AkzoNobel Ordinary Shares; and

(b)	the cancellation of AkzoNobel Ordinary Shares held or acquired by AkzoNobel.

At the 2026 AGM of AkzoNobel, the General Meeting resolved upon these matters under agenda items 7., 8. and 9.

MergeCo authorizations

As a result of the issue of the relevant AkzoNobel Ordinary Shares (following the Amendment Time: MergeCo Shares) in connection with the Merger, MergeCo will have a significantly higher issued share capital compared to AkzoNobel's current issued share capital. In light of this, AkzoNobel considers it appropriate that renewed authorizations are proposed, ensuring that, following Completion, MergeCo has authorizations in place of comparable size in relation to its issued share capital following Completion.

Agenda item 2.q | Authorization of the MergeCo Board to issue MergeCo Shares

It is proposed to the General Meeting to authorize the MergeCo Board, subject to the Amendment Time occurring and for a period of 18 months as from the Amendment Time, or until the earlier renewal of this authorization, to issue MergeCo Shares and grant rights to subscribe for MergeCo Shares, up to a maximum of 10% of MergeCo's outstanding share capital on the Amendment Time, at which point – for the avoidance of doubt – the relevant new AkzoNobel Ordinary Shares (following the Amendment Time: MergeCo Shares) in connection with the Merger will have been issued.

Provided that the General Meeting grants this authorization, the authorization granted to the AkzoNobel Board of Management by the 2026 AGM under agenda item 7(a) will cease to apply per the Amendment Time.

Agenda item 2.r | Authorization of the MergeCo Board to restrict or exclude pre-emptive rights

It is proposed to the General Meeting to authorize the MergeCo Board, subject to the Amendment Time occurring and for a period of 18 months as from the Amendment Time, or until the earlier renewal of this authorization, to restrict or exclude the pre-emptive rights allowed to shareholders in respect of the issue of MergeCo Shares or the granting of rights to subscribe for MergeCo Shares pursuant to a decision of the MergeCo Board under the authorization referred to under agenda item 2.q.

Provided that the General Meeting grants this authorization, the authorization granted to the AkzoNobel Board of Management by the 2026 AGM under agenda item 7(b) will cease to apply per the Amendment Time.

If less than one half of AkzoNobel's issued share capital is present or represented at the EGM, the adoption of the resolution under this agenda item 2.r requires a two-thirds majority of the votes cast.

Agenda item 2.s | Authorization of the MergeCo Board to acquire MergeCo Shares

It is proposed to the General Meeting to authorize the MergeCo Board, subject to the Amendment Time occurring and for a period of 18 months as from the Amendment Time, or until the earlier renewal of this authorization, to acquire MergeCo Shares, provided that:

(a)	the number of MergeCo Shares to be acquired is limited to the maximum number of MergeCo Shares that MergeCo may at any time hold in its own share capital under Dutch law;

(b)	the maximum number of MergeCo Shares that MergeCo will hold in its own share capital at any time may not exceed 10% of its issued share capital; and

(c)	MergeCo Shares may be acquired through the stock market or otherwise, at a price between the par value of the MergeCo Shares and an amount equal to 110% of the market price of the MergeCo Shares, with the market price being defined as the opening market price of the MergeCo Shares on the day the acquisition by or on behalf of MergeCo is processed, in each case on the exchange on which they are acquired (or in case of MergeCo Shares not acquired on a stock exchange, the stock exchange as designated by the MergeCo Board). Any determination of prices at any stock exchange, as well as any foreign exchange rate where applicable will be based on the information provided by a source selected by the MergeCo Board.

The purpose of this proposal is to have flexibility with respect to the repurchase of MergeCo Shares for, among other things, the return of cash to shareholders and the execution of MergeCo's equity plans.

Provided that the General Meeting grants this authorization, the authorization granted to the AkzoNobel Board of Management by the 2026 AGM under agenda item 8 will cease to apply per the Amendment Time.

Agenda item 2.t | Cancellation of MergeCo Shares

The AkzoNobel Board of Management, with the approval of the AkzoNobel Supervisory Board, proposes to the General Meeting to, subject to the Amendment Time occurring, reduce MergeCo's issued share capital by cancelling any or all MergeCo Shares held by MergeCo from time to time, provided that:

(a)	the cancellation may be executed in one or more tranches; and

(b)	the number of MergeCo Shares to be cancelled (whether or not in tranches) will be determined by the MergeCo Board but shall not exceed the maximum number of MergeCo Shares that may be acquired in accordance with the authorization referred to under agenda item 2.s.

Pursuant to the relevant statutory provisions, a cancellation may not be effected earlier than two months after a resolution to cancel shares is adopted and publicly announced; this will apply for each tranche.

The purpose of this proposal is to enable the cancellation of any or all MergeCo Shares held by MergeCo at the Amendment Time or that will be acquired under the authorization proposed under agenda item 2.s, to the extent that such shares shall not be used to cover obligations under share-based remuneration or other obligations.

If less than one half of AkzoNobel's issued share capital is present or represented at the EGM, the adoption of the resolution under this agenda item 2.t requires a two-thirds majority of the votes cast.

4.	Recommendation by the AkzoNobel Boards

The AkzoNobel Boards, taking into account their fiduciary duties under the laws of the Netherlands, have carefully considered the rationale for the Merger, the provisions of the Merger Agreement and all other relevant facts and circumstances. Having each received independent financial and legal advice, the AkzoNobel Boards unanimously consider the Merger and the related actions as contemplated in the Merger Agreement to be in the best interests of AkzoNobel and its business, promoting the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of its stakeholders, including AkzoNobel's shareholders and its employees.

Therefore, the AkzoNobel Boards unanimously support and recommend the Merger and, relatedly, unanimously recommend that the AkzoNobel Shareholders vote in favor of all resolutions proposed at the EGM.

5.	Definitions

"2026 AGM" means the annual general meeting of AkzoNobel held on April 23, 2026;

"Agenda" means the agenda of the EGM as included in Chapter 2 of this document;

"AkzoNobel" means Akzo Nobel N.V., prior to amendment of its articles of association in accordance with the draft articles of association to be implemented in connection with the Merger;

"AkzoNobel Articles of Association" means the articles of association of AkzoNobel;

"AkzoNobel Board of Management" means the board of management of AkzoNobel;

"AkzoNobel Boards" means the AkzoNobel Board of Management and the AkzoNobel Supervisory Board together;

"AkzoNobel Completion Resolutions" means the resolutions proposed under agenda items 2.a through 2.m6, inclusive, with the exception of agenda item 2.g;

"AkzoNobel Nominee" is defined under the heading 'MERGECO BOARD COMPOSITION';

"AkzoNobel Ordinary Shares" means the ordinary shares in the share capital of AkzoNobel, with a par value of EUR 0.50 per share;

"AkzoNobel Preferred Shares" means the preferred shares in the share capital of AkzoNobel;

"AkzoNobel Priority Shares" means the priority shares in the share capital of AkzoNobel;

"AkzoNobel Shareholders" means holders of AkzoNobel Ordinary Shares from time to time;

"AkzoNobel Supervisory Board" means the supervisory board of AkzoNobel;

"Amendment Time" means the date and time of execution of a Dutch notarial deed of amendment of the AkzoNobel Articles of Association in accordance with the MergeCo Articles of Association;

"Axalta" means Axalta Coating Systems Ltd.;

"Axalta Board" means the board of directors of Axalta;

"Axalta Common Share" means a common share in the capital of Axalta, other than Axalta common shares owned by Axalta as treasury shares immediately prior to the Effective Time and any Axalta common shares owned by AkzoNobel or any of its direct or indirect wholly-owned subsidiaries (including Merger Sub 1 and Merger Sub 2) immediately prior to the Effective Time;

"Axalta Equity Awards Consideration" is defined under the heading 'MERGER CONSIDERATION';

"Axalta Nominee" is defined under the heading 'MERGECO BOARD COMPOSITION';

"Axalta PSU" means a restricted stock unit award in respect of Axalta Common Shares granted by Axalta subject to vesting based, in whole or in part, on the achievement of performance-based vesting conditions;

"Axalta RSU" means a time-vesting restricted stock unit award in respect of Axalta Common Shares granted by Axalta;

"Axalta Shareholder" means a holder of an Axalta Common Share;

______________

[6]	Incorrect reference updated.

"Completion" means the performance of all the actions to implement the Merger and the actions to implement the MergeCo governance, each as set out in the Merger Agreement;

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek);

"Digital General Meeting Bill" is defined in agenda item 2.b;

"Effective Time" means the date and time on which the Merger becomes effective;

"EGM" or "Extraordinary General Meeting" means the extraordinary general meeting of AkzoNobel to be held on Wednesday, August 5, 2026, starting at 3:00 p.m. (CEST);

"EGM Webpage" means the webpage on the AkzoNobel website that includes the documents for the EGM, which webpage can be accessed through https://www.akzonobel.com/en/about-us/governance/shareholder-meetings-/extraordinary-general-meeting-202608;

"Exchange Ratio" is defined in agenda item 2.a;

"Executive Director" means a MergeCo Director appointed as executive director;

"Form F-4" is defined in agenda item 2.a;

"Foundation" means Stichting Akzo Nobel, a foundation (stichting) under Dutch law, with its corporate seat in Arnhem, the Netherlands, and Dutch trade register number 09156563;

"General Meeting" means the general meeting (algemene vergadering) of AkzoNobel or MergeCo, as applicable;

"Joint Nominee" is defined under the heading 'MERGECO BOARD COMPOSITION';

"MergeCo" means Akzo Nobel N.V. following the Amendment Time: AkzoAxalta MergeCo N.V.;

"MergeCo Articles of Association" means the articles of MergeCo, in accordance with the draft articles of association as included in the meeting materials for the EGM;

"MergeCo Board" means the one-tier board of MergeCo, comprising Executive Directors and Non-Executive Directors, as of the amendment of the AkzoNobel Articles of Association in accordance with the MergeCo Articles of Association;

"MergeCo Director" means a member of the MergeCo Board;

"MergeCo Group" means the group headed by MergeCo;

"MergeCo Remuneration Policy" is defined in agenda item 2.p;

"MergeCo Shares" means the ordinary shares in the share capital of MergeCo;

"Merger" means the merger under the laws of Bermuda between Axalta and Merger Sub 1, on the terms and subject to the conditions in the Merger Agreement, as amended from time to time, through which the combination of the businesses of AkzoNobel and Axalta will be effected;

"Merger Agreement" means the merger agreement dated November 18, 2025 between AkzoNobel and Axalta, as amended by the merger agreement amendment dated May 27, 2026;

"Merger Consideration" is defined in agenda item 2.a;

"Merger Sub 1" means an exempted company incorporated under the laws of Bermuda and a direct wholly-owned subsidiary of Merger Sub 2;

"Merger Sub 2" means an exempted company incorporated under the laws of Bermuda and a direct wholly-owned subsidiary of AkzoNobel;

"Non-Executive Director" means a MergeCo Director appointed as non-executive director;

"NYSE" means the New York Stock Exchange;

"Pre-Completion Distribution" is defined in agenda item 2.a;

"RSU conversion award" is defined under the heading 'MERGER CONSIDERATION';

"SEC" means the U.S. Securities and Exchange Commission;

"Shareholders' Circular" means this shareholders' circular for the EGM;

"Stichting Support Agreement" means the agreement entered into between AkzoNobel, Axalta and the Foundation in connection with the Merger, and dated November 18, 2025;

"Terminating Axalta PSU" refers to each Axalta PSU outstanding immediately prior to the Effective Time held by a former Axalta service provider or for which the applicable performance period has been completed as of immediately prior to the Effective Time;

"Terminating Axalta RSU" refers to each Axalta RSU outstanding immediately prior to the Effective Time that either is (a) vested as of immediately prior to the Effective Time or (b) held by a former Axalta service provider or non-employee member of the Axalta Board (whether or not vested immediately prior to the Effective Time);

"Three-Year Term" is defined under the heading 'MERGECO BOARD COMPOSITION'; and

"Virtual General Meeting Protocol" is defined in agenda item 2.b.

6.	Disclaimer and other important information

General Restrictions

This Agenda and Shareholders' Circular is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This Agenda and Shareholders' Circular is not a prospectus and the information in this Agenda and Shareholders' Circular is not intended to be complete. This Agenda and Shareholders' Circular is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the Merger (as referenced below) which was published on June 24, 2026.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, "Relevant Persons"). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the Merger. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the Merger, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the Merger. This Agenda and Shareholders' Circular is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the Merger. This Agenda and Shareholders' Circular does not contain all the information that should be considered concerning the Merger and is not intended to form the basis of any investment decision or any other decision in respect of the Merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE MERGER AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings.

The contents of this Agenda and Shareholders' Circular should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This Agenda and Shareholders' Circular is not a solicitation of proxies under the U.S. Securities Exchange Act of 1934, as amended in connection with the Merger. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Merger, including a description of their direct or indirect interests in the Merger, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus relating to the Merger, which was filed with the SEC on June 24, 2026. Information about the members of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board is set forth in AkzoNobel’s latest annual report, as filed with the Autoriteit Financiële Markten (the "AFM"), the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the Merger, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Concerning Forward-Looking Statements

This Agenda and Shareholders' Circular contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Agenda and Shareholders' Circular. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This Agenda and Shareholders' Circular contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel believes are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel's and Axalta's management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel believes that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.